ALLIED TECHNOLOGIES GROUP, INC.

28A Horbow-Kolonia

Zalesie, Poland 21-512

Telephone +48833111672

E-mail: alliedtechgroup@gmail.com

February 28, 2012

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Mr. Craig Slivka

Re: Allied Technologies Group, Inc.

Registration Statement on Form S-1

Filed on December 14, 2011

Filing No. 333-178472

Dear Mr. Craig Slivka:

Pursuant to the staff’s telephone conversation with counsel of Allied Technologies Group, Inc., a Nevada corporation (the “Company”) on February 21, 2011, the Company filed its Amendment# 4 to Registration Statement on Form S-1 with updated financial statements.

Please direct any further comments or questions you may have to the company's attorney, W. Scott Lawler at:

W. Scott Lawler

Attorney at Law

4960 S. Gilbert Ave., Ste. 1-11

Chandler, AZ 85249

Tel: (602) 466-3666

Fax: (602) 633-1617

Thank you.

Sincerely,

/S/ Ihar Yaravenka

Ihar Yaravenka, President